Thing Daemon, Inc.

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

THING DAEMON, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Thing Daemon, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Thing Daemon, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Emphasis of Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



August 5, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

THING DAEMON, INC.

Balance Sheets
December 31, 2019 and 2018

Assets	2019	2018
Current assets:		
Cash	$ 418,623	$ 1,496,945
Prepaid expenses	-	92,044
Total current assets	418,623	1,588,989
Property and equipment - net	-	1,228
Total assets	$ 418,623	$ 1,590,217
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities:		
Accounts payable	$ 217,471	$ 231,073
Accrued expenses	319,020	158,946
Total current liabilities	536,491	390,019
Long-term liabilities:		
Note payable - related party	100,000	-
Total liabilities	636,491	390,019
Stockholders' (deficit) equity:		
Common stock at $0.00001 par value; 210,000,000 shares authorized; 8,391,447 shares issued and outstanding as of December 31, 2019 and 2018	84	84
Preferred stock at $0.00001 par value; 182,130,217 shares authorized; 178,910,383 shares issued and outstanding as of December 31, 2019 and 86,464,765 shares issued and outstanding as of December 31, 2018	1,789	865
Additional paid-in capital	10,607,511	7,760,440
Accumulated deficit	(10,827,252)	(6,561,191)
Total stockholders' (deficit) equity	(217,868)	1,200,198
Total liabilities and stockholders' (deficit) equity	$ 418,623	$ 1,590,217

See report of independent accountants and accompanying notes to financial statements.

THING DAEMON, INC.

Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenues - net	$ 877,311	$ 2,165,305
Operating expenses	5,128,351	8,726,496
Operating loss	(4,251,040)	(6,561,191)
Other expenses:		
Interest expense	(13,843)	-
Loss from disposal of property and equipment	(1,178)	-
Total other expenses	(15,021)	-
Net loss	$ (4,266,061)	$ (6,561,191)

THING DAEMON, INC.

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2019 and 2018

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance January 1, 2018	$ 84	$ 23	$ 3,486,631	$ -	$ 3,486,738
Issuance of stock	-	842	4,273,809	-	4,274,651
Net loss	-	-	-	(6,561,191)	(6,561,191)
Balance December 31, 2018	84	865	7,760,440	(6,561,191)	1,200,198
Issuance of stock	-	924	2,847,071	-	2,847,995
Net loss	-	-	-	(4,266,061)	(4,266,061)
Balance December 31, 2019	$ 84	$ 1,789	$ 10,607,511	$ (10,827,252)	$ (217,868)

See report of independent accountants and accompanying notes to financial statements.

THING DAEMON, INC.

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (4,266,061)	$ (6,561,191)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation expense	49	29,052
Loss on disposal of property and equipment	1,179	-
Change in operating assets and liabilities:		
Accounts receivable	-	90,793
Prepaid expenses	92,044	85,643
Other current assets	-	155,196
Accounts payable	(13,602)	(930,299)
Accrued expenses	160,074	(246,764)
Net cash used in operating activities	(4,026,317)	(7,377,570)
Cash flows from financing activities:		
Proceeds from note payable	100,000	-
Proceeds from issuance of preferred stock	2,847,995	4,274,651
Net cash provided by financing activities	2,947,995	4,274,651
Net change in cash	(1,078,322)	(3,102,919)
Cash, beginning of year	1,496,945	4,599,864
Cash, end of year	$ 418,623	$ 1,496,945
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 9,229	$ -

See report of independent accountants and accompanying notes to financial statements.

THING DAEMON, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Thing Daemon, Inc. (the "Company"), was incorporated on March 30, 2010 in the State of Delaware and operates out of San Diego, California as an online marketplace receiving commissions from sales of products from vendors who market their goods on the Company's platform.

Management's Plans: The Company's plan going forward is focused on revenue growth, profit, and scale. These objectives will be attained by implementing a strategic plan of building the "Fancy" brand, focusing on improving customer economics, investing in new customer acquisition, and expanding the Company's seller base with new fresh merchants and products. The Company's top priorities over the next twelve months are reaching profitability and preparing for a substantial growth round of funding to drive substantial scale. The Company believes its strategic plan will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. There was no property and equipment at December 31, 2019. Property and equipment consisted of $168,944 of furniture and fixtures, $213,083 of computer equipment, and $60,804 of leasehold improvements at December 31, 2018. Depreciation expense was $49 for 2019. Accumulated depreciation was $441,603 and depreciation expense was $29,052 as of and for the year ended December 31, 2018.

Revenue Recognition: The Company recognizes revenue at the time the Company's commission is considered to be earned which is upon the purchase of goods from the Company's online marketplace.

1.   **Summary of Significant Accounting Policies, Continued:**

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $148,872 for 2019 and $33,069 for 2018.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company recognizes stock compensation expense for awards granted to certain employees based on the fair value of the stock at the grant date. Stock compensation expense is recorded ratably over the vesting term of the awards. There was no stock compensation expense recorded for 2019 or 2018.

Recent Accounting Pronouncements:

Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

Management has evaluated subsequent events through August 5, 2020, the date the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statements.

2.   **Note Payable – Related Party:**

The Company entered into a note payable with a stockholder of the Company during 2019 with an original principal amount of $100,000. The note bears interest at 10% per annum and matures in September 2021. Principal and interest payments of $4,614 are due monthly or if otherwise not paid, the full balance of the note including accrued interest is due upon maturity. There were no payments on the note during 2019. The full principal balance of $100,000 was outstanding at December 31, 2019.

3.   **Stockholders' Equity:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue up to 210,000,000 shares of common stock with a $0.00001 par value per share and 182,130,217 shares of preferred stock with a $0.00001 par value per share. Preferred stock is split into two classes: 8,145,197 shares of Series A-3 and 173,985,020 shares of Series A-4. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

4.   Equity Incentive Plan:

In 2019, the Board approved the formation of the 2019 Equity Incentive Plan, which allows the Company to issue options and other equity incentives of a maximum of 34,551,144 common stock shares. During 2019, the Company granted 19,075,360 options to certain employees pursuant to the terms of the Company's Equity Incentive Plan. As of December 31, 2019, 6,546,541 shares were fully vested, 12,528,819 shares are to vest ratably over the next three years, and there were 15,475,784 shares available for future issuance. Options outstanding at December 31, 2019 either become vested on the grant date or over a four year cliff vesting schedule. The term of the options shall not be more than ten years. The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. The Company determined the fair value of these options to be immaterial as a whole to the financial statements and therefore did not record compensation expense during 2019 related to the equity incentive plan.

5.   Leases:

The Company had various leases for retail and office space during 2019 and 2018 with terms ranging from month-to-month to expiring in August 2019. Monthly rent expense ranged from $3,240 to $47,199. Total rent expense was $330,396 [b1] for 2019 and $556,770 for 2018.   Certain leases called for the Company to pay common area maintenance and various property tax expenses and included annual rent escalations. The Company determined the effects of straight-line rent were immaterial as a whole to the financial statements. There were no future minimum lease payments at December 31, 2019 as the Company only had month-to-month leases in effect, with monthly lease payments of $3,240 to $8,450.

6.   Income Taxes:

The Company has U.S. and state net operating loss carry forwards of approximately $88,000,000 at December 31, 2019. Approximately $72,000,000 is available to offset future taxable income in the U.S. which begin to expire in 2035, and approximately $16,000,000 carry forward indefinitely until applied against future taxable income.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.